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EXHIBIT 99.(a)(1)(E)

Sanmina-SCI Corporation

Pursuant to the Offer to Purchase, dated February 17, 2005, for Cash
Up to $735,632,000 Aggregate Principal Amount at Maturity of its Outstanding
Zero Coupon Convertible Subordinated Debentures due 2020
(CUSIP NOS. 800907AD9/800907AC1; ISIN NOS. US800907AD93/US800907AC11)

THE OFFER TO PURCHASE WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MARCH 18, 2005, UNLESS EXTENDED OR EARLIER TERMINATED BY SANMINA-SCI CORPORATION.

February 17, 2005

To Our Clients:

        Enclosed for your consideration is an offer to purchase (the "offer to purchase") and the related letter of transmittal relating to the offer by Sanmina-SCI Corporation, a Delaware corporation, referred to as "Sanmina-SCI," to purchase for cash, upon the terms and subject to the conditions set forth in the offer to purchase and the related letter of transmittal, up to $735,632,000 aggregate principal amount at maturity of its outstanding Zero Coupon Convertible Subordinated Debentures due 2020, referred to as the "Zero Coupon Debentures," at a purchase price of $543.75 per $1,000 principal amount at maturity.

        The offer to purchase together with the letter of transmittal (and any amendments or supplements to the offer to purchase and the letter of transmittal) constitutes the "offer" with respect to the Zero Coupon Debentures. The maximum aggregate principal amount at maturity listed above for the Zero Coupon Debentures to be purchased is referred to as the "offer amount" for the Zero Coupon Debentures. The offer amount for the Zero Coupon Debentures is approximately 64.3% of the aggregate principal amount at maturity of the Zero Coupon Debentures outstanding as of February 17, 2005.

        In the event that the amount of the Zero Coupon Debentures properly tendered, and not withdrawn, on or prior to the expiration date exceeds the offer amount for the Zero Coupon Debentures, then, subject to the terms and conditions of the offer, Sanmina-SCI will accept for payment all such Zero Coupon Debentures on a pro rata basis. Sanmina-SCI will make appropriate adjustments to avoid purchases of fractional Zero Coupon Debentures that are not in multiples of $1,000 principal amount at maturity.

        This material relating to the offer is being forwarded to you as the beneficial owner of Zero Coupon Debentures carried by us for your account or benefit but not registered in your name. A tender of any Zero Coupon Debentures may only be made by us as the registered holder and pursuant to your instructions. Therefore, Sanmina-SCI urges beneficial owners of Zero Coupon Debentures registered in the name of a broker, dealer, commercial bank, trust company or other nominee to contact such broker, dealer, commercial bank, trust company or other nominee promptly if they wish to tender Zero Coupon Debentures pursuant to the offer.

        Accordingly, we request instructions as to whether you wish us to tender with respect to any or all of the Zero Coupon Debentures held by us for your account and pursuant to the terms and conditions set forth in the offer. We urge you to read carefully the offer to purchase, the letter of transmittal and the other materials provided herewith before instructing us to tender your Zero Coupon Debentures.

        Your instructions to us should be forwarded as promptly as possible in order to permit us to tender Zero Coupon Debentures on your behalf in accordance with the provisions of the offer.

        Please note that tenders of Zero Coupon Debentures pursuant to the offer must be received by the expiration date and that the offer will expire on the expiration date. The expiration date may be extended as described in the offer to purchase.

        Tenders of Zero Coupon Debentures pursuant to the offer may be withdrawn at any time prior to the expiration date. In addition, you may withdraw your Zero Coupon Debentures after 12:00 midnight, New York City time, on Thursday, April 14, 2005 (the date that is 40 business days after the commencement of the offer) when Sanmina-SCI accepted your Zero Coupon Debentures for payment pursuant to the offer. No consideration shall be payable in respect of the Zero Coupon Debentures so withdrawn.

        Your attention is directed to the following:

          1.     The offer is for only a limited amount of Zero Coupon Debentures that are outstanding, as specified in the offer to purchase.

          2.     If you desire to tender any Zero Coupon Debentures pursuant to the offer and receive the purchase price, we must receive your instructions in ample time to permit us to effect a tender of Zero Coupon Debentures on your behalf on or prior to the expiration date.

          3.     Sanmina-SCI's obligation to pay the purchase price for tendered Zero Coupon Debentures is subject to satisfaction of certain conditions set forth in the offer to purchase, under Item 9, "The Offer—Conditions to the Offer."

        If you wish to have us tender any or all of your Zero Coupon Debentures held by us for your account, please so instruct us by completing, executing and returning to us the instruction form that appears below. The accompanying letter of transmittal is furnished to you for informational purposes only and may not be used by you to tender Zero Coupon Debentures held by us and registered in our name for your account.

        Certain terms used but not defined herein shall have the meanings ascribed to them in the offer to purchase.

INSTRUCTIONS

        The undersigned acknowledge(s) receipt of your letter and the enclosed material referred to therein relating to the offer by Sanmina-SCI with respect to the Zero Coupon Debentures.

        This will instruct you to tender the aggregate principal amount at maturity of the Zero Coupon Debentures indicated below held by you for the account or benefit of the undersigned, pursuant to the terms and conditions set forth in the offer to purchase and the related letter of transmittal.

Zero Coupon Convertible Subordinated Debentures due 2020

Certificate number (if available)*	Aggregate principal amount at maturity of Zero Coupon Debentures tendered**

*	If the space provided is inadequate, list the certificate numbers, principal amount at maturity in respect of Zero Coupon Debentures being tendered on a separately executed schedule and affix the schedule hereto.
**	Unless otherwise indicated, it will be assumed that the entire aggregate principal amount at maturity represented by the Zero Coupon Debentures specified above is being tendered.

        Indicate on the lines below the order (by certificate number) in which Zero Coupon Debentures are to be purchased in the event of proration. If you do not designate an order, in the event less than all Zero Coupon Debentures tendered are purchased due to proration, Zero Coupon Debentures will be selected for purchase by Wells Fargo Bank, N.A., the depositary for the offer. Attach an additional signed list if necessary.

1st:	2nd:	3rd:	4th:

PLEASE COMPLETE AND SIGN HERE

Signature(s):

Name(s) (Please Print):

Street Address:

City, State, Zip Code:

Area Code and Telephone No.:

Tax Identification or Social Security No.:

My Account Number With You:

Date:

2

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  EXHIBIT 99.(a)(1)(E)